Exhibit (a)(5)(vi)

Verso Corporation Announces Final Results of Modified Dutch Auction Tender Offer

Miamisburg, Ohio, June 11, 2021 — Verso Corporation (NYSE: VRS) today announced the final results of its “modified Dutch auction” tender offer for the purchase for cash of shares of its Class A common stock, par value $0.01 per share (the “Shares”), having an aggregate purchase price of not more than $55.0 million, which expired at 12:00 midnight, New York City time, at the end of Thursday, June 10, 2021.

Based on the final count by Computershare Trust Company, N.A., the depositary (“Depositary”) for the tender offer, a total of 3,039,712 Shares were properly tendered at or below the purchase price of $18.10 per Share and not properly withdrawn.

In accordance with the terms and conditions of the tender offer and based on the final count by the Depositary, Verso accepted for purchase 3,039,712 Shares at a purchase price of $18.10 per Share, for an aggregate cost of approximately $55.0 million, excluding fees and expenses relating to the tender offer. Included in the 3,039,712 Shares that Verso accepted for purchase in the tender offer are 1,038 Shares that Verso elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Shares. As Verso accepted for purchase all the Shares that were properly tendered at a price at or below $18.10 and not properly withdrawn, there is no proration factor. The Shares accepted for purchase represent approximately 9% of the total number of Shares issued and outstanding as of June 10, 2021. Based on these numbers, and following settlement of the tender offer, Verso will have approximately 29.6 million Shares issued and outstanding. Verso will pay for the Share repurchases with available cash on hand.

The Depositary will promptly pay for the Shares accepted for purchase pursuant to the tender offer and will return all other Shares tendered and not purchased.

BofA Securities acted as dealer manager for the tender offer.

About Verso Corporation

Verso Corporation is a leading American owned and operated producer of graphic, specialty and packaging paper and market pulp, with a long-standing reputation for quality and reliability. Verso’s graphic paper products are designed primarily for commercial printing, advertising and marketing applications, including direct mail, catalogs, corporate collateral, books and magazines. Verso’s specialty paper products include release liner papers and label face stock for pressure sensitive, glue-applied and laminate applications. Verso produces packaging paper used in higher-end packaging and printing applications such as greeting cards, book covers, folders, labels and point-of-purchase displays. Verso also makes market pulp used in printing, writing, specialty and packaging papers, facial and toilet tissue, and paper towels. For more information, visit us online at versoco.com.

Forward-Looking Statements

In this press release, all statements that are not purely historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “plan,” “estimate,” “intend,” “potential” and other similar expressions. They include, for example, statements related to the tender offer for Shares. Forward-looking statements are based on currently available business, economic, financial, and other information and reflect management’s current beliefs, expectations, and views with respect to future developments and their potential effects on Verso. Actual results, including with respect to the tender offer, could vary materially depending on risks and uncertainties that may affect Verso and its business. Verso’s actual actions and results may differ materially from what is expressed or implied by these statements due to a variety of factors, including: the adverse impact of idling production, shutting down machines or facilities, restructuring Verso’s operations and selling non-core assets; changes in the costs of raw materials and purchased energy; security breaches and other disruption to Verso’s information technology infrastructure; uncertainties regarding the impact, duration and severity of the COVID-19 pandemic and measures intended to reduce its spread; the long-term structural decline and general softening of demand facing the paper industry; adverse developments in general business and economic conditions; developments in alternative media, which are expected to adversely affect the demand for some of Verso’s key products, and the effectiveness of Verso’s responses to these developments; intense competition in the paper manufacturing industry; Verso’s limited ability to control the pricing of its products or pass through increases in its costs to its customers; Verso’s business being less diversified because of February 2020 sale of its Androscoggin and Stevens Point mills (the “Pixelle Sale”), closure of the Luke Mill, the Duluth Mill and the No. 14 paper machine and certain other long-lived assets at the Wisconsin Rapid Mill; Verso’s dependence on a small number of customers for a significant portion of its business; Verso’s ability to compete with respect to certain specialty paper products for a period of two years after the closing of the Pixelle Sale; any failure to comply with environmental or other laws or regulations; legal proceedings or disputes; any labor disputes; and the potential risks and uncertainties described under the caption “Risk Factors” in Verso’s Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC on March 1, 2021, and from time to time in Verso’s other filings with the SEC. Verso assumes no obligation to update any forward-looking statement made in this press release to reflect subsequent events or circumstances or actual outcomes.

For further information:

Investors Contact: investor.relations@versoco.com, 937-528-3220 Media Contact: Shawn Hall, Director, Communications, 937-528-3700, shawn.hall@versoco.com